Exhibit 99.1

Nyxoah Appoints Dr. Maurits S. Boon, MD as Chief Medical Officer

April 11, 2024

Nyxoah Appoints Dr. Maurits S. Boon, MD as Chief Medical Officer

Mont-Saint-Guibert, Belgium – April 11, 2024, 10:30pm CET / 4:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the appointment of Dr. Maurits S. Boon, MD as Chief Medical Officer.

Dr. Boon joins Nyxoah from the Thomas Jefferson University, where he will continue part time as a professor and Vice Chairman, Education. He is dual board-certified in otolaryngology – head and neck surgery, as well as sleep medicine. Dr. Boon is one of two sleep surgeons with Jefferson Health to pioneer the use of hypoglossal nerve stimulation therapy (HGNS) and is internationally recognized as one of the most experienced surgeons performing HGNS procedures. He has lectured worldwide on obstructive sleep apnea, has numerous publications and is co-editor of the first book on HGNS.

“As an academic physician who has dedicated my professional career to the care of patients with sleep disordered breathing, I was privileged to participate in the DREAM U.S. pivotal trial. I was initially impressed by the results I saw in my patients and then equally impressed by the data that were recently reported. As such, I am honored to have been offered a position to join Nyxoah at such an exciting time. Bilateral hypoglossal nerve stimulation with Genio has tremendous potential and I am thrilled to work with their talented team to make a meaningful impact on the lives of patients with obstructive sleep apnea,” commented Dr. Boon.

“I could not be more excited to have Dr. Boon join Nyxoah. He is one of the pioneers in hypoglossal nerve stimulation and his decision to become Nyxoah’s Chief Medical Officer reflects Genio’s ability to improve the lives of OSA patients,” commented Olivier Taelman, Chief Executive Officer. “Dr. Boon will play a critical role as we prepare to enter the U.S. market and achieve our mission of making sleep simple again.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company's or, as appropriate, the Company directors' or managements' current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

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•	ENGLISH Nyxoah Appoints Maurits Boon MD as Chief Medical Officer